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  Filed Pursuant to Rule 424(b)(3)
  Registration No. 333-107613

Prospectus Supplement (To Prospectus Dated September 19, 2003)

$2,500,000,000
Liberty Media Corporation
FLOATING RATE SENIOR NOTES DUE 2006

The selling securityholders are offering $2,500,000,000 aggregate principal amount of Floating Rate Senior Notes due 2006 of Liberty Media Corporation. See "Selling Securityholders." Liberty Media Corporation will not receive any of the proceeds from the sale of notes by the selling securityholders.

We will pay interest at the rate of three month U.S. dollar LIBOR plus a fixed margin of 1.50% per annum during the life of the notes. The interest rate on the notes for the initial Interest Period ending December 15, 2003 will be 2.64%.

The notes will mature on September 17, 2006, which is not a business day. Principal and interest payable at maturity will be made on the next business day, without interest or any other payment being made on account of the delay. We may redeem the notes, in whole or in part, at any time or from time to time at the redemption price described in the accompanying prospectus.

Investing in the notes involves risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus.

The underwriters propose to offer the notes from time to time in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The underwriters have agreed to purchase the notes from us at 100.058% of their principal amount ($2,501,450,000 aggregate proceeds), subject to the terms and conditions of the underwriting agreement between the selling securityholders and the underwriters.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the Depository Trust Company, Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V. on or about September 24, 2003.

Joint Book-Running Managers
Citigroup	Lehman Brothers	Morgan Stanley

September 19, 2003

TABLE OF CONTENTS

Prospectus Supplement

Summary	S-1
Description of the Notes	S-3
Selling Securityholders	S-6
Underwriting	S-7
Certain United States Federal Income Tax Considerations	S-8
Legal Matters	S-8

Prospectus

Company Summary	1
Risk Factors	3
Cautionary Statements Concerning Forward Looking Statements	9
Use of Proceeds	10
Selling Securityholders	10
Plan of Distribution	12
Description of the Notes	14
Certain United States Federal Income Tax Considerations	32
Legal Matters	43
Experts	44
Where to Find More Information	44

* * *

        In this prospectus supplement, "Liberty Media," the "company," "we," "us" and "our" refer to Liberty Media Corporation. You should rely only on the information contained in this prospectus supplement and accompanying prospectus. We and the selling securityholders have not authorized anyone to provide you with information different from that contained in this prospectus supplement and accompanying prospectus. The selling securityholders are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and accompanying prospectus is accurate only as of the date of the prospectus supplement and accompanying prospectus, as applicable, regardless of the time of delivery or of any sale of notes.

        This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Pursuant to this shelf registration process, the selling securityholders may offer the notes from time to time. Both this prospectus supplement and the accompanying prospectus include important information about us, the notes being offered and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under "Where To Find More Information" on page 44 of the accompanying prospectus before investing in the notes.

SUMMARY

Liberty Media Corporation

        We own interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses. We and our affiliated companies operate in the United States, Europe, South America and Asia. Our principal assets include interests in QVC, Inc., Starz Encore Group LLC, Ascent Media Group, Inc., On Command Corporation, Discovery Communications, Inc., UnitedGlobalCom, Inc., Jupiter Telecommunications Co., Ltd., Court Television Network, Game Show Network, AOL Time Warner Inc., InterActiveCorp, Sprint PCS Group and The News Corporation Limited.

        Our principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Our main telephone number is (720) 875-5400 and our website is www.libertymedia.com.

The Notes

        This is a summary description of the terms of the notes being offered hereby. We refer you to the description of notes included in the accompanying prospectus under the heading "Description of the Notes," as supplemented by this prospectus supplement, for a more complete description.

Issuer	Liberty Media Corporation.
Notes Offered	$2,500,000,000 aggregate principal amount of Floating Rate Senior Notes due 2006.
Maturity
The notes have a stated maturity of September 17, 2006, which is not a business day. Principal and interest payable at maturity will be made on the next business day, without interest or any other payment being made on account of the delay.
Interest
We will pay you interest at the rate of three month U.S. dollar LIBOR plus a fixed margin of 1.50% per annum during the life of the notes. Interest will be paid quarterly on each of March 15, June 15, September 15 and December 15 of each year beginning on December 15, 2003. The interest rate on the notes for the initial Interest Period ending December 15, 2003 will be 2.64%. Solely with respect to the first Interest Period, the purchasers of notes offered hereby will be entitled to receive interest from the date of delivery of the notes (which is expected to be September 24, 2003) through the end of the first Interest Period. Interest accrued on notes prior to the date of delivery will be payable to the selling securityholders. If an Interest Period would otherwise end on a day which is not a business day, it shall be extended to the next succeeding business day, unless such business day falls in the next calendar month, in which case the Interest Period shall end on the next preceding business day, and except in the case of the stated maturity of the notes (as described above). Interest will be computed on the basis of the actual number of days elapsed in an Interest Period divided by 360.

Denominations; Principal Amount	The minimum denomination is $1,000 original principal amount and notes may be transferred in integral multiples of $1,000 original principal amount.
Optional Redemption
We may redeem the notes, in whole or in part, at any time or from time to time, on at least 30 but not more than 60 days' notice at a redemption price which includes the makewhole feature described under the heading "Description of the Notes—Optional Redemption" in the accompanying prospectus.

DESCRIPTION OF THE NOTES

        The following terms of the notes supplement the description of notes included in the accompanying prospectus under the heading "Description of the Notes."

Book-Entry Only Issuance

        The notes are "book-entry debt securities" as described in the accompanying prospectus under the heading "Description of Notes—Form, Term and Denomination." The notes will be issued in one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (which we refer to as the Depository) and registered in the name of Cede & Co., the Depository's nominee. We will not issue notes in certificated form. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository (which we refer to as the Depository Participants). Investors may elect to hold interests in the global securities through either the Depository (in the United States), or Clearstream Banking, société anonyme (which we refer to as Clearstream, Luxembourg), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (which we refer to as Euroclear), if they are participants of those systems, or, indirectly, through organizations that are participants in those systems.

        Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream, Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (which we refer to as the U.S. Depositaries). Beneficial interests in the global securities will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below or in the accompanying prospectus, the global securities may be transferred, in whole but not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

        Clearstream, Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (which we refer to as Clearstream Luxembourg Participants) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters or their affiliates. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg Participant either directly or indirectly.

        Distributions with respect to notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

        Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear (which we refer to as Euroclear Participants) and to clear and settle transactions between Euroclear

Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., as operator of the Euroclear System (which we refer to as Euroclear Operator), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (which we refer to as the Cooperative). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters or their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (which we refer to as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of, or relationship with, persons holding through Euroclear Participants.

        Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Global Clearance and Settlement Procedures

        Secondary market trading between Depository Participants will occur in the ordinary way in accordance with the Depository's rules. Secondary market trading between Clearstream Luxembourg Participants and Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected within the Depository in accordance with the Depository's rules on behalf of the relevant European international clearing system by its U.S. Depository; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes in the Depository, and making or receiving payment in accordance with normal procedures. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

        Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a Depository Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear Participants or Clearstream Luxembourg Participants on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a Depository Participant will be received with value on the business day of settlement in the Depository but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.

        Although the Depository, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depository, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

SELLING SECURITYHOLDERS

        The notes offered hereby are being issued in exchange for notes initially issued by us to the selling securityholders in a private placement in connection with our purchase of all of their ownership interests in QVC, Inc. (we refer to these notes as the Initial Purchaser Notes). See "Selling Securityholders" and "Description of the Notes—Form, Term and Denomination" in the accompanying prospectus. Prior to the offering, the selling securityholders beneficially owned all of the $3,999,990,000 principal amount of Initial Purchaser Notes outstanding. After the offering and our concurrent repurchase of $500,000,000 principal amount of Initial Purchaser Notes from one of the selling securityholders and one of its affiliates, the selling securityholders and their affiliates will beneficially own $999,990,000 principal amount of Initial Purchaser Notes, and the purchasers hereunder will beneficially own $2,500,000,000 principal amount of notes.

        The following table sets forth the principal amount of notes being sold by each selling securityholder:

Selling Securityholder	Principal Amount of Notes
Comcast QVC Holdings IV, Inc.	$1,112,500,000
Comcast QVC Holdings V, Inc.	$1,387,500,000

         The following table sets forth the principal amount of notes that we are repurchasing from one of the selling securityholders and one of its affiliates concurrently with their resale of notes hereunder.

Principal Amount of Notes
Comcast QVC Holdings III, Inc.	$225,000,000
Comcast QVC Holdings IV, Inc.	$275,000,000

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and the selling securityholders have severally agreed to sell to them, the principal amounts of notes indicated below:

Name	Principal Amount of Notes
Citigroup Global Markets Inc.	$833,333,000
Lehman Brothers Inc.	833,333,000
Morgan Stanley & Co. Incorporated	833,334,000

Total	$2,500,000,000

        The underwriters are offering the notes subject to their acceptance of the notes from the selling securityholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes if any such notes are taken.

        The underwriters propose to offer the notes from time to time in negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. The underwriters have agreed to purchase the notes from the selling securityholders at 100.058% of their principal amount ($2,501,450,000 aggregate proceeds). In connection with the sale of the notes, the underwriters may be deemed to have received compensation from the selling securityholders in the form of underwriting discounts.

        The estimated offering expenses payable by us are approximately $25,000, which includes legal, accounting and printing costs and various other fees associated with the offering.

        Comcast Corporation has agreed that, without the prior written consent of the underwriters, it will not, directly or indirectly, during the period ending 90 days after the date of this prospectus supplement, offer, sell, contract to sell or otherwise transfer or dispose of any debt securities of the company substantially identical to the notes. The foregoing restriction does not apply to sales to the company by Comcast or the selling securityholders of debt securities of the company that are substantially identical to the notes or sales of securities that are convertible into or exchangeable for debt securities of the company that are substantially identical to the notes.

        From time to time, the underwriters and their affiliates may engage in commercial and investment banking transactions with us.

        We, the selling securityholders, Comcast Corporation and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following information supplements and, to the extent inconsistent with, supercedes the disclosure included in the accompanying prospectus under the heading "Certain United States Federal Income Tax Considerations."

        The notes qualify as "publicly traded notes" as such term is used under the heading "Certain United States Federal Income Tax Considerations" in the accompanying prospectus. Therefore, the tax consequences described therein with respect to publicly traded notes will apply to the notes. We have not as yet determined the "issue price" of the notes as such term is used under the heading "Certain United States Federal Income Tax Considerations" in the accompanying prospectus.

        In the event that (1) the notes were subject to the contingent payment rules described in the prospectus at "Certain United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders of Owning and Disposing of Notes—Possible Application of the Contingent Payment Rules" and (2) certain changes to the accounting convention for computing interest on the notes, which were agreed to after the notes were issued to Comcast, were considered "economically significant" under applicable United States federal income tax regulations, the issue date of the notes would be the date the changes were agreed to. We believe neither of these conditions is satisfied.

        Contrary to the discussion in the prospectus at "Certain United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders of Owning and Disposing of Notes—Income, Gain and Loss with Respect to the Notes—Amortizable Bond Premium," the notes are likely to bear "amortizable bond premium."

LEGAL MATTERS

        The validity of the notes offered by this prospectus supplement and the accompanying prospectus and other legal matters are being passed upon for us by our counsel, Baker Botts L.L.P., New York, New York. Davis Polk & Wardwell, Menlo Park, California, is representing Comcast Corporation and the selling securityholders in connection with this offering. Sidley Austin Brown & Wood LLP, New York, New York, is representing the underwriters in connection with this offering.

$2,500,000,000

Liberty Media Corporation

FLOATING RATE SENIOR NOTES DUE 2006

Joint Book-Running Managers
Citigroup	Lehman Brothers	Morgan Stanley

QuickLinks

TABLE OF CONTENTS Prospectus Supplement
Prospectus
SUMMARY
DESCRIPTION OF THE NOTES
SELLING SECURITYHOLDERS
UNDERWRITING
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS